Mail Stop 3561

September 29, 2006

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

> **Re:** **Tintic Gold Mining Company**
> **Amendment No. 7 to Registration Statement on**
> **Form SB-2**
> **Filed September 1, 2006**
> **File No. 333-119742**

Dear Mr. Christopulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to comment one from our letter of July 20, 2006 and we reissue the comment. Please revise the reference to Kiwa being "deemed" an underwriter. Clearly state that Kiwa is an underwriter in this distribution. Revise similar disclosure in the Distribution section.

Type of Property/ Exploration, Development and Production History, page 38

2. We note your response to comment 14 from our letter of July 20, 2006. We were unable to locate the changes that you noted in your response. Thus, we reissue in part our prior comment. The sixth paragraph of this section refers to mines and other mineral occurrences that exist in the general area of the company property. Please remove any

information about the mines, prospects, or companies operating in or near to your property. Focus the disclosure only to those properties under your direct control and property holdings in which the company has the legal authority to explore for minerals.

Financial Statements

Other Regulatory

3.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Undertakings

4.   Please include the undertakings you agreed upon with the staff in May of 2005.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: John Michael Coombs, Esq.
        Fax (801) 467-3256